UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT   **December 18, 2007**

(DATE OF EARLIEST EVENT REPORTED)   **December 14, 2007**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9 Greenway Plaza, Suite 2800
Houston, Texas 77046
(Address of principal executive office)

(866) 913-2122
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

(b)   <u>Retirement of H. Dean Jones II</u>

On December 18, 2007, H. Dean Jones II, President and a director of Boardwalk GP, LLC, the general partner of Boardwalk GP, LP, which is the registrant's general partner, announced that he will retire, effective March 1, 2008, and in connection therewith will resign his positions as a director and officer of Boardwalk GP, LLC, Texas Gas Transmission, LLC (a subsidiary of the Registrant) and all affiliated entities. Upon Mr. Jones' retirement, Rolf Gafvert, CEO of Boardwalk GP, LLC, will assume the title of President of Boardwalk GP, LLC and Texas Gas Transmission, LLC.

(e)   <u>Compensation Awards to Named Executive Officers</u>

On December 14, 2007, Boardwalk GP, LLC awarded the following compensation to its named executive officers:

Name	Position	LP Phantom Unit Awards (1)	GP Phantom Unit Awards (2)	Cash Bonuses ($)
Rolf A. Gafvert	CEO of Boardwalk GP, LLC	6,532	25	300,000
Jamie L. Buskill	CFO of Boardwalk GP, LLC	-	12	225,000
H. Dean Jones II	President of Boardwalk GP, LLC	-	-	275,000

(1) Awarded under the registrant's Long Term Incentive Plan. Each such award: includes a tandem grant of Distribution Equivalent Rights (DERs); vests 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date; and will be payable to the grantee in cash upon vesting in an amount equal to the sum of the Fair Market Value of the Units (as defined in the plan) on the vesting date plus the vested amount then credited to the grantee's DER account, less applicable taxes.

(2) Awarded under the registrant's Strategic Long Term Incentive Plan. Each GP Phantom Unit entitles the holder thereof, upon vesting, to a lump sum cash payment in an amount determined by a formula based on cash distributions made by the registrant to its general partner during the four quarters preceding the vesting date (the "Formula Value"). The Formula Value of each GP Phantom Unit is the lesser of: (i) the product of (A) the quotient of (x) the sum of the cash distributions made to the registrant's general partner by the registrant for the four consecutive calendar quarters ending on or immediately preceding the vesting date, divided by (y) the "current yield" on the registrant's common units on such vesting date, multiplied by (B) .0001 or (ii) $50,000. "Current yield" means the quotient of (a) four times the quarterly cash distribution made by the registrant per common unit for the calendar quarter ending on or immediately preceding such vesting date, divided by (b) the Fair Market Value of a Common Unit (as determined under the Plan) on such vesting date.

Item 7.01   Regulation FD Disclosure.

On December 18, 2007, the registrant issued a press release announcing the retirement of H. Dean Jones II and other organizational changes. The press release is being furnished with this Current Report on Form 8-K as Exhibit 99.1 and is incorporated by reference herein. The information regarding the press release provided in this Item 7.01 (including Exhibit 99.1) shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act"), as amended, nor shall it be incorporated by reference in any filing made by the Partnership pursuant to the Act, other than to the extent that such filing incorporates by reference any or all of such information by express reference thereto.

Item 9.01   **Financial Statements and Exhibits.**

     (d)   **Exhibits:**

Exhibit No.	Description
99.1	Boardwalk Pipeline Partners, LP, News Release, issued December 18, 2007, announcing the retirement of President H. Dean Jones II and other organizational changes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
its general partner

By: BOARDWALK GP, LLC,
its general partner

By: */s/ Jamie L. Buskill*
Jamie L. Buskill
Chief Financial Officer

Dated: December 18, 2007

Exhibit 99.1



News Release

BOARDWALK ANNOUNCES RETIREMENT OF PRESIDENT H. DEAN JONES II AND

CONSOLIDATION OF SENIOR MANAGEMENT IN HOUSTON

HOUSTON, Dec. 18, 2007 — Boardwalk Pipeline Partners, LP (NYSE: BWP) today announced several changes as part of the organizational realignment that was begun early this year, including the consolidation of senior management in Houston and certain operational functions in Owensboro, Ky.

President H. Dean Jones II announced his retirement effective March 1, 2008. In his announcement to employees, Jones said he began contemplating his future plans in early November amid discussions regarding consolidation of senior management in Houston. Jones will consult with Boardwalk for a year after his retirement.

"My decision was based solely on my desire to remain in Owensboro with my family and friends and the community that I love," Jones told employees.

Chief Executive Officer Rolf A. Gafvert and Chairman of the Board Arthur L. Rebell praised Jones for his 27 years with Texas Gas and his critical role in helping shape Boardwalk into what it is today.

"His focus on the customer helped Texas Gas capture and hold the No. 1 position in customer service for several years in a row," they said in a joint email to all employees. "He is a man of great integrity, humor and passion for his family and his community, and we wish him the best."

In order to have Boardwalk's senior management team in the same location, three officers will be moving from Owensboro to Houston. They are Jamie Buskill, Senior Vice President, Treasurer and Chief Financial Officer; Steven Barkauskas, Vice President, Controller and Chief Accounting Officer; and James Jones, Vice President of Tax.

The Gas Control group in Houston is moving to Owensboro and consolidating with the Gas Control unit in Owensboro, resulting in an increase of seven positions in Owensboro.

Gafvert and Rebell also told employees that Boardwalk remains committed to the long-term vision of having significant business centers in Owensboro and Houston, with functions aligned in each to provide the greatest synergy.

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Boardwalk Pipeline Partners, LP is a master limited partnership engaged through its subsidiaries, Texas Gas Transmission, LLC and Gulf South Pipeline Company, LP, in the interstate transportation and storage of natural gas. Boardwalk's two interstate natural gas pipeline systems have approximately 13,400 miles of pipeline and underground storage fields with aggregate working gas capacity of approximately 155 Bcf.

CONTACT:
Jamie Buskill
Sr. Vice President and Chief Financial Officer
270-688-6390

Or

Monique Vo
Investor Relations
866-913-2122